[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

September 19, 2005

VIA EDGAR AND FACSIMILE

H. Christopher Owings Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0303

Re:                             Duke Energy Holding Corp.
Amendment No. 1 to the Registration Statement on Form S-4
Filed August 23, 2005
File No. 333-126318

Dear Mr. Owings:

On behalf of Duke Energy Holding Corp. (the “Company”) and following a conversation with David Mittelman, Branch Chief, on September 15, 2005, we respectfully submit the following interim response to comment 6 of your comment letter dated September 7, 2005, relating to Amendment No. 1 to the registration statement on Form S-4 (Commission File No. 333-126318) filed by the Company on August 23, 2005 (as amended, the “Form S-4”) in connection with the merger of Duke Energy Corporation (“Duke Energy”) and Cinergy Corp. (“Cinergy”).

For your convenience, we have restated comment 6 below in bold with the Company’s corresponding response following.  Capitalized terms used but not separately defined herein have the meanings given to such terms in the Form S-4.

The Merger Agreement, page 120

Comparison of Shareholder Rights, page 152

6.                                      We note your response to our prior comment 32, positing that unbundling is not necessary or appropriate because Duke Energy shareholders voted to declassify the board, thereby removing the “core rationale” for the supermajority provision, and because the remaining provisions of Article VIII of your certificate of incorporation are not substantive protective measures.  Although we appreciate your position, our concern is that a supermajority voting provision with respect to certain amendments to the charter is being eliminated and Duke Energy shareholders should be afforded the opportunity to vote on this matter separately.  Similarly, it also appears that a supermajority voting provision relating to the amendment of Cinergy’s governing documents will be eliminated as well.  Further, according to your disclosure, Cinergy currently has a classified board, while Duke Energy Holdings does not.  These matters should be unbundled so that Duke Energy shareholders and Cinergy shareholders can vote on these respective matters separately.  Please revise accordingly.

We believe the differences between the Articles of Incorporation of Duke Energy (the “Duke Energy Charter”) and the proposed form of Certificate of Incorporation of Duke Energy Holding (the “Duke Energy Holding Charter”) are immaterial; and, therefore, not required to be set out as separate proposals pursuant to Rule 14a-4(a)(3) (the “Unbundling Rule”).  This is consistent with the guidance set forth in the Fifth Supplement to the Division of Corporation Finance’s Telephone Interpretations (September 2004) (the “Fifth Supplement”).  The Fifth Supplement provides that in the context of mergers and acquisitions, affected provisions of a charter or bylaws do not need to be set out as separate proposals if the company whose shareholders are voting on the merger or acquisition determines that such provisions are immaterial.

Duke Energy Unbundling

If the merger is consummated, the provision of Duke Energy’s Charter requiring an 80% voting requirement to amend certain provisions of the Duke Energy Charter will be eliminated.  Although we acknowledge that changes to a supermajority voting provision are included in the Fifth Supplement as an example of an item that may implicate the Unbundling Rule, we do not believe the 80% voting requirement in this context serves any significant purpose and protects rights that are generally not thought of as important governance issues.  Therefore, the elimination of the voting requirement is immaterial and, in fact, merely cleanup from the Duke Energy shareholder vote to declassify the Duke Energy board of directors at the Duke Energy 2005 annual meeting held on May 12, 2005.

The 80% voting requirement provision requires the vote of at least 80% of the voting power of Duke Energy shareholders in order to amend the following four provisions of the Duke Energy Charter:

•                  Number of Directors.  The Duke Energy Charter provides that the size of its board of directors may range from nine to 18 directors, as may be set from time to time by the board of directors.(1)  Duke Energy Holding’s by-laws provide for a board size of nine to 18, as may be set from time to time by the board of directors.  Setting the size of the board is generally not regarded as a material corporate governance-related or control-related issue and is not material in this context.  In addition, because the board in each case currently has the unilateral authority to set the board size within this already broad range, the elimination of the 80% vote requirement to amend this provision is immaterial.

•                  Removal only for “cause”.  The Duke Energy Charter provides that its directors may only be removed for cause.  Delaware law, however, only permits removal only for “cause” if the corporation has a classified board of directors.  See § 141(k) of the Delaware General Corporation Law.  Therefore, as required by Delaware law, Duke Energy Holding’s by-laws provide that shareholders may remove a director with or without cause.  Because this provision is required by law, the elimination of the 80% vote requirement to amend this provision is immaterial.

•                  Annual Terms of Directors.  The Duke Energy Charter and the Duke Energy Holding Charter both provide for a declassified board.  As noted above, Duke Energy’s shareholders overwhelmingly voted to declassify the Duke Energy board of directors at its last annual meeting.  The intent of the 80% requirement to amend this provision of the Duke Energy Charter was to protect the classified board and therefore, provide increased protection against potential hostile action.  Because the classified board has been eliminated, the 80% vote requirement to amend this provision is immaterial; and is, in fact, merely cleanup as a result of that declassification vote.

•                  Vacancies and Newly Created Directorships.  The Duke Energy Charter and Duke Energy Holding’s by-laws both provide that vacancies and newly created directorships may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors.  Authority to fill board vacancies and newly created directorships is generally not regarded as a material corporate governance-related or control-related issue and is not material in this context.  In addition, because Duke Energy shareholders do not currently have the ability to fill vacancies or newly created directorships, the elimination of the 80% vote requirement to amend this provision is immaterial.

(1)  Our response letter, dated August 22, 2005, to the Staff's initial comment letter incorrectly indicated that the Duke Energy Charter provided for a Duke Energy board of 12 to 24 directors.  The Duke Energy Charter was amended on May 1, 2002 to provide for a board size of nine to 18 directors which has been replicated in Duke Energy Holding's by-laws.

We recognize the Commission’s concern in adopting the Unbundling Rule and understand the application of the Unbundling Rule where meaningful shareholder rights and protections are at issue—creation of a staggered board, addition of removal limitations, changing quorum requirements, etc.  However, as outlined above, the 80% vote requirement in this context applies to the amendment of only four provisions of the Duke Energy Charter, none of which are material corporate governance or control issues.  Therefore, applying the Unbundling Rule to set out the elimination of the 80% vote requirement as a separate proposal is not necessary to protect shareholders.

Cinergy Unbundling

In accordance with the guidance provided in the Fifth Supplement, because Cinergy is an acquired company merging into a public company whose charter or bylaw provisions are comparable to the new acquisition vehicle company’s charter or bylaw provisions, we do not believe unbundling is required with respect to Cinergy.  The Fifth Supplement provides that “to the extent a public company acquirer forms a new acquisition vehicle to complete the merger or acquisition transaction and that vehicle has the same or comparable charter or bylaw provisions as its parent, unbundling would not be required.”  Although a supermajority provision relating to the amendment of certain provisions of Cinergy’s governing documents and Cinergy’s classified board will be eliminated, because the Duke Energy Charter is the same as the Duke Energy Holding Charter with respect to the declassified board and is the same or comparable in all other respects to the Duke Energy Holding Charter unbundling is not required per the Fifth Supplement.  As stated in the Fifth Supplement, requiring Cinergy shareholders to undertake a separate vote would be tantamount to the unnecessary re-approval or ratification of the Duke Energy Charter.

*          *          *          *          *

As discussed with Mr. Mittelman, we would appreciate the opportunity to further discuss this comment with the Staff.  We will call Mr. Mittelman to arrange a mutually acceptable time.  In advance of the call, please do not hesitate to call me at (212) 735-2136 or Jeremy London at (202) 371-7535 with any questions regarding the foregoing.

Very truly yours,

/s/ Sheldon S. Adler
Sheldon S. Adler, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	David Mittelman
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission

Kurt Murao
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission

B. Keith Trent, Esq.
Group Vice President — General Counsel and Secretary
Duke Energy Corporation

Peter A. Atkins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Marc E. Manly, Esq.
Executive Vice President and Chief Legal Officer
Cinergy Corp.

Steven A. Rosenblum, Esq.
Wachtell, Lipton, Rosen & Katz

Stephanie J. Seligman, Esq.
Wachtell, Lipton, Rosen & Katz